Mail Stop 3561

June 26, 2007

Via U.S. Mail & Facsimile (617) 638-2100
John Hupalo
Vice President
The National Collegiate Student Loan Trust 2006-2
c/o The National Collegiate Funding LLC
800 Boylston Street, 34th Floor
Boston, MA 02199-8157

Re: The National Collegiate Student Loan Trust 2006-2
**   Form 10-K for the fiscal year ended June 30, 2006**
**   Filed September 28, 2006**
**   File No. 333-113336-02**

Dear Mr. Hupalo,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Please contact Joshua Ravitz at (202) 551-4817 with any other questions.

                                                    Sincerely,

                                                    Max A. Webb
                                                    Assistant Director

cc: Via Facsimile (617) 638-2100
        Mr. John Hupalo